Exhibit 99.2

UNITED BISCUITS FINANCE plc

Quarterly Report

Second Quarter and Half Year 2004

Registered Office: Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom

UNITED BISCUITS FINANCE plc

INDEX TO QUARTERLY REPORT

1	FINANCIAL AND OPERATING HIGHLIGHTS

2	UNAUDITED CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Profit and Loss Accounts for the 12 weeks ended July 17, 2004, the 12 weeks ended July 12, 2003, the 28 weeks ended July 17, 2004, and the 28 weeks ended July 12, 2003

Unaudited Condensed Consolidated Statements of Total Recognized Gains and Losses for the 12 weeks ended July 17, 2004, the 12 weeks ended July 12, 2003, the 28 weeks ended July 17, 2004, and the 28 weeks ended July 12, 2003

Unaudited Condensed Consolidated Balance Sheet as at July 17, 2004 and Audited Condensed Consolidated Balance Sheet as at January 3, 2004

Unaudited Condensed Consolidated Cash Flow Statements for the 12 weeks ended July 17, 2004, the 12 weeks ended July 12, 2003, the 28 weeks ended July 17, 2004, and the 28 weeks ended July 12, 2003

Unaudited Consolidated Statement of Changes in Shareholders’ Funds as at July 17, 2004

Notes to the Unaudited Condensed Consolidated Quarterly Financial Statements

3	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report includes statements which are, or may be deemed to be, “forward-looking statements” within the meaning of U.S. securities laws. The terms “anticipates,” “expects,” “intends,” “may,” “will” or “should” and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the company operates.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled “Risk Factors” in the company’s Annual Report on Form 20-F filed with the SEC on March 30, 2004 for a discussion of some of these factors. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

UNITED BISCUITS FINANCE plc

FINANCIAL AND OPERATING HIGHLIGHTS

Financial Summary

Turnover from continuing operations for the 12 weeks ended July 17, 2004 was £291.0 million compared to £295.2 million for the second quarter of 2003, a decrease of £4.2 million, or 1.4%. Business profit from continuing operations for the second quarter of 2004 was £32.0 million compared to £34.3 million for the second quarter of 2003, a decrease of £2.3 million, or 6.7%.

Turnover from continuing operations for the 28 weeks ended July 17, 2004 was £652.5 million compared to £655.4 million for the first half of 2003, a decrease of £2.9 million, or 0.4%. Business profit from continuing operations for the first half of 2004 was £64.7 million compared to £68.0 million for the first half of 2003, a decrease of £3.3 million, or 4.9%.

	12 weeks ended July 17, 2004	12 weeks ended July 12, 2003(2)	28 weeks ended July 17, 2004	28 weeks ended July 12, 2003(2)
	(£ millions)
Continuing Operations
Turnover	291.0	295.2	652.5	655.4
Cost of sales	(164.2)	(158.9)	(368.3)	(357.8)
Gross profit	126.8	136.3	284.2	297.6
Distribution, selling & marketing costs	(87.9)	(88.6)	(202.8)	(201.1)
Administrative expenses	(22.9)	(25.2)	(51.7)	(56.8)
Other income/(charges)	2.3	(0.9)	4.4	(0.1)

Operating profit before exceptional items and goodwill	18.3	21.6	34.1	39.6

Business profit(1)	32.0	34.3	64.7	68.0

Total Operations
(Loss)/profit before interest and tax	(1.4)	6.4	(0.2)	11.1
Interest and other finance expense	(36.6)	(34.2)	(83.6)	(91.2)
Tax	(0.4)	(3.3)	(2.0)	(5.3)

Loss on ordinary activities after tax	(38.4)	(31.1)	(85.8)	(85.4)

Cash inflow before use of liquid resources	10.4	42.9	13.3	42.9

(1)              Business profit is the primary measure by which our management monitors our business performance. Business profit represents the profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items. Due to our highly leveraged status, we believe that business profit also provides useful information to our investors and lenders regarding our ability to meet future debt service requirements, our cash-generating capability and our ability to comply with financial covenants. Business profit by segment and reconciliations of business profit to profit before interest for the 12-week period ended July 17, 2004 and the 28-week period ended July 17, 2004  are set out in Note 2 of Notes to the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report.

(2)              The amounts for 2003 have been restated to reflect the adoption of FRS 17 Retirement Benefits (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements) and the reclassification of the Benelux snacks business as discontinued operations.

Operating Summary

•                  Priority Brand Growth

A key element of our strategy is to increase the scale and strength of our priority brands. In the first half of 2004 sales of our priority brands were consistent with those for the same period in 2003, while our branded turnover overall decreased by 0.8%. However, based on constant exchange rates, priority branded and branded turnover increased during the period, by 1.2% and 0.5%, respectively.

We remain committed to our program of marketing and new product innovation. All launches planned for the first half of 2004 took place in accordance with this program, except for the Netherlands where a price war initiated by the retailers has led to planned launches being rescheduled to the second half of 2004 to ensure they have maximum impact in the current trading environment.

•                  Urgent and Substantial Cost Release

To enable us to achieve our short-term financial goals and release additional funds to invest in our key brands, we have continued to drive forward our cost release program. In the three year-period to the end of 2003, this resulted in savings of £100 million. A further £13 million of savings were realized during the first half of 2004.

Recommendations from prior-year reviews of the overhead structures supporting our manufacturing processes continue to be implemented in the United Kingdom and Northern Europe. In February 2003, we announced our proposal to close our large Ashby-de-la-Zouch biscuit factory by the end of 2004. The transfer of production from this site to our other biscuit factories in the United Kingdom is progressing in line with our plan.

•                 Acquisitions and Dispositions

On July 23, 2004 we announced our intention to acquire the Jacob’s Biscuit Group (“Jacob’s”) from Groupe Danone. Jacob’s is a U.K. biscuit and snacks business with a strong presence in the savory biscuit and crackers and crispbread segments of the U.K. biscuit market. It is anticipated that the cost of acquisition will be approximately £228 million including transaction costs estimated to be £15 million. Completion of this acquisition is subject to Office of Fair Trade (“OFT”) approval. If approved, the acquisition of Jacob’s will considerably strengthen our brand portfolio, particularly in the savory biscuit segment. Jacob’s portfolio of well-known brands includes: Jacob’s Cream Crackers, Club, Ritz, Tuc, Cheddars, Thai Bites and Twiglets. In our management’s view following financial due diligence, Jacob’s sales in 2003, after trade investment, amounted to £150.5 million and business profit for the same period was £25.8 million.

On August 2, 2004 we announced that we had received final approval from the Portuguese competition authorities to proceed with the acquisition of Triunfo Productos Alimentares S.A. (“Triunfo”). As a result of the acquisition of Triunfo, effective August 1, 2004, we are now the number one biscuit manufacturer in Portugal. Triunfo manufactures some of the most well-known brands in the Portuguese biscuit sector, including: Hookie, Clasicas, Waferland, Corintia and Chipmix.

Following our announcement on June 25, 2004 that we had signed a binding agreement for the disposal of our Benelux snacks business to Roger & Roger S.A., we announced on August 16, 2004 that the sale of this business had been completed. The results of this business are now reflected as discontinued operations.

•                  Restructuring Programs

In 2001, our management, as part of their overall strategic review of the company, embarked on a comprehensive cost-saving program based on implementing operating efficiencies, improving our procurement process, eliminating overhead costs and rationalizing manufacturing capacity. During the first half of 2004, we continued to realize the benefits of our cost-saving initiatives.

•                  Business Strategy

Our strategy revolves around delivering profitable branded growth funded by cost release. A key platform for this strategy is to ensure strong growth from our most important brands. During the first quarter of 2002, we completed our review of brand and market portfolio prioritization. We have prioritized our markets and identified brands that have a strong current consumer image, financial scale, high margins and growth potential. We continue to prioritize marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and non-branded products will continue to be managed to maximize their profit contribution. During the first half of 2004, we experienced a challenging trading environment in the United Kingdom and strong pricing pressures in the Netherlands, as the result of a retailer price war, which affected our results of operations. Total sales decreased by 0.4% compared with the first half of 2003. Sales of priority brands were consistent with the first half of 2003, while total sales of branded products decreased by 0.8%. Based on constant exchange rates, total sales of branded products increased by 0.5%.

•                  Senior Management

On June 18, 2004 we announced that Ian Cray, formerly our Chief Financial Officer, had left the business, for personal reasons, with immediate effect. An announcement on his successor will be made in due course.

On August 13, 2004 we announced a strengthening of our UK management team with the appointment of Benoit Testard, previously Managing Director of our Northern Europe business, as the new Managing Director of our UK business with immediate effect. As a result of this appointment, Will Carter, formerly Managing Director of the UK business, will leave United Biscuits. An announcement on a new Managing Director for our Northern Europe business will be made in due course.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(UNAUDITED)

	Note	12 weeks ended July 17, 2004	12 weeks ended July 12, 2003 (Restated)(1)	28 weeks ended July 17, 2004	28 weeks ended July 12, 2003 (Restated)(1)
		(£ million)		(£ million)
Turnover
Continuing operations	2	291.0	295.2	652.5	655.4
Discontinued operations		5.2	6.6	12.8	15.1
		296.2	301.8	665.3	670.5
Cost of sales		(168.0)	(164.2)	(377.8)	(369.9)
Gross profit		128.2	137.6	287.5	300.6
Net operating expenses		(124.1)	(131.4)	(283.1)	(292.6)

Group operating profit	6
Continuing operations		4.6	7.8	6.3	11.3
Discontinued operations		(0.5)	(1.6)	(1.9)	(3.3)
		4.1	6.2	4.4	8.0
Other exceptional income		—	—	—	2.8
Share of operating profit in joint ventures continuing operations		0.2	0.2	0.3	0.3
Operating profit	3	4.3	6.4	4.7	11.1
Provision on sale of business	4	(5.7)	—	(5.7)	—
Profit on disposal of fixed assets		—	—	0.8	—
(Loss)/profit before interest		(1.4)	6.4	(0.2)	11.1
Interest	5	(35.3)	(32.9)	(80.4)	(88.0)
Other finance expense		(1.3)	(1.3)	(3.2)	(3.2)
Loss on ordinary activities before tax		(38.0)	(27.8)	(83.8)	(80.1)
Taxation		(0.4)	(3.3)	(2.0)	(5.3)
Loss attributable to shareholder		(38.4)	(31.1)	(85.8)	(85.4)

(1)          The amounts for 2003 have been restated to reflect the adoption of FRS 17 Retirement Benefits (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements) and the reclassification of the Benelux snacks business as discontinued operations.

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED

GAINS AND LOSSES

(UNAUDITED)

	12 weeks ended July 17, 2004	12 weeks ended July 12, 2003 (Restated)(1)	28 weeks ended July 17, 2004	28 weeks ended July 12, 2003 (Restated)(1)
	(£ million)		(£ million)

Loss for the period	(38.4)	(31.1)	(85.8)	(85.4)
Translation differences on foreign currency net investments	(0.5)	(0.9)	(1.9)	1.2
Total recognized gains and losses relating to the period	(38.9)	(32.0)	(87.7)	(84.2)

(1)          The amounts for 2003 have been restated to reflect the adoption of FRS 17 Retirement Benefits (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements) and the reclassification of the Benelux snacks business as discontinued operations.

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

			(Audited)
	Note	At July 17, 2004	At January 3, 2004
		(£ million)
Fixed assets
Intangible assets		579.0	598.6
Tangible assets		415.6	433.5
Investment in joint ventures		4.6	4.6
		999.2	1,036.7
Current assets
Stocks	7	88.6	81.0
Debtors		249.3	250.8
Cash and short-term deposits		66.2	31.4
		404.1	363.2
Creditors: amounts falling due within one year
Trade and other creditors		282.6	260.2
Loans, overdrafts and finance lease obligations	8	9.9	40.3
Taxation		2.7	1.1
		295.2	301.6

Net current assets		108.9	61.6
Total assets less current liabilities		1,108.1	1,098.3

Creditors: amounts falling due after more than one year
Loans and finance lease obligations	8	669.8	624.8
Amount due to parent company		875.5	824.4
Other creditors		1.4	1.9
Taxation		11.9	12.0
		1,558.6	1,463.1

Provisions for liabilities and charges
Net pension liability		235.7	235.1
Provisions for liabilities and charges		42.7	41.3
		278.4	276.4
		(728.9)	(641.2)

Capital and reserves
Called-up share capital		2.0	2.0
Profit and loss account		(730.9)	(643.2)
Shareholder’s funds		(728.9)	(641.2)

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

(UNAUDITED)

	12 weeks ended July 17, 2004(2)	12 weeks ended July 12, 2003 (Restated) (1), (2)	28 weeks ended July 17, 2004(2)	28 weeks ended July 12, 2003 (Restated) (1) (2)
	(£ million)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit before share of operating profit in joint ventures	4.1	6.2	4.4	10.8
Exceptional charges to operating profit	5.7	5.3	8.7	8.6
Operating profit before exceptionals	9.8	11.5	13.1	19.4
Depreciation and goodwill amortization	22.3	21.6	50.8	48.9
Increase in stocks	(8.2)	(5.9)	(10.4)	(9.8)
Decrease/(increase) in debtors	8.2	20.7	(4.2)	38.1
Increase/(decrease) in creditors	5.2	10.9	21.7	(1.7)
Expenditure against rationalization provisions and operating exceptionals	(6.1)	(4.7)	(13.7)	(14.0)
Other	(1.3)	1.8	(1.7)	1.7
Net cash inflow from operating activities	29.9	55.9	55.6	82.6
Cash flow statement
Net cash inflow from operating activities	29.9	55.9	55.6	82.6
Net cash outflow from returns on investments and servicing of finance	(9.4)	(3.4)	(23.3)	(28.5)
Taxation received/(paid)	0.5	(0.3)	0.4	(0.2)
Net cash outflow from capital expenditure and financial investment	(10.5)	(9.3)	(19.3)	(14.6)
Net cash (outflow)/inflow from acquisitions and disposals	(0.1)	—	(0.1)	3.6
Cash inflow before use of liquid resources and financing	10.4	42.9	13.3	42.9
Net cash outflow from management of liquid resources	(6.5)	(6.7)	(34.2)	(4.7)
Net cash (outflow)/inflow from financing	(0.5)	(20.1)	21.7	(23.2)
Increase in cash in the period	3.4	16.1	0.8	15.0
Reconciliation of net cash flow to movement in net borrowings
Net borrowings at beginning of period	(625.1)	(660.5)	(633.7)	(642.3)
Increase/(decrease) in cash for the period	3.4	16.1	0.8	15.0
Repayment of/(increase in) debt	0.5	20.1	(23.9)	20.5
Management of liquid resources	6.5	6.7	34.2	4.7
Costs of raising finance	—	—	2.2	2.7
Exceptional amortisation of finance charges	—	—	—	(11.9)
Other non-cash movements	0.3	—	0.5	—
Foreign exchange translation difference	0.9	(0.4)	6.4	(6.7)
Movement in net borrowings in the period	11.6	42.5	20.2	24.3
Net borrowings at end of period	(613.5)	(618.0)	(613.5)	(618.0)

(1)          The amounts for 2003 have been restated to reflect the adoption of FRS 17 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements) and the reclassification of the Benelux snacks business as discontinued operations.

(2)          Includes cash flows relating to discontinued operations (Benelux snacks). See Note 4 of Notes to the Unaudited Condensed Consolidated Financial Statements.

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S FUNDS

(UNAUDITED)

	Share capital	Profit and loss account	Total
	(£ million)

At January 3, 2004	2.0	(643.2)	(641.2)
Retained loss for the 16 weeks ended April 24, 2004	—	(47.4)	(47.4)
Exchange differences	—	(1.4)	(1.4)
	2.0	(692.0)	(690.0)
Retained loss for the 12 weeks ended July 17, 2004	—	(38.4)	(38.4)
Exchange differences	—	(0.5)	(0.5)
At July 17, 2004	2.0	(730.9)	(728.9)

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

1.              Basis of preparation and description of business

These unaudited condensed consolidated financial statements have been prepared to show the performance of United Biscuits Finance plc and its respective subsidiaries (collectively the “Company” or the “Group”) for the 12-week periods and the 28-week periods ended July 17, 2004 and July 12, 2003.

The Company adopted the reporting requirements of FRS 17 – “Retirement Benefits” (“FRS 17”) in its primary financial statements for the 53 weeks ended January 3, 2004.

The adoption of FRS 17 decreased operating profit and shareholder’s funds and increased the loss attributable to shareholder for the first three quarters of 2003, compared with the previously reported amounts, as follows:

	16 weeks ended April 19, 2003 (Restated)	12 weeks ended July 12, 2003 (Restated)	12 weeks ended October 4, 2003 (Restated)	13 weeks ended January 3, 2004	53 weeks ended January 3, 2004
	(£ million)
Group operating profit/(loss)
- as published	6.1	9.4	(5.8)
- operating expenses FRS 17	(4.3)	(3.2)	(3.2)
- as restated	1.8	6.2	(9.0)	11.6	10.6

Loss attributable to shareholder
- as published	(50.0)	(28.0)	(36.0)
- operating expenses FRS 17	(4.3)	(3.2)	(3.2)
- other finance expense	(1.9)	(1.3)	(1.4)
- tax charge	1.9	1.4	1.4
- as restated	(54.3)	(31.1)	(39.2)	(16.6)	(141.2)

Shareholder’s funds
- as published	(298.7)	(327.6)	(342.9)
- adoption of FRS 17	(225.6)	(228.7)	(231.9)
- as restated	(524.3)	(556.3)	(574.8)	(641.2)	(641.2)

These unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial information set forth therein. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the 12-week period ended July 17, 2004 and the 28-week period ended July 17, 2004 are not necessarily indicative of future financial results. For further information on the Group’s significant accounting policies refer to our Annual Report on Form 20-F filed with the SEC.

2.              Segmental Analysis

The Company is a leading manufacturer and marketer of biscuits and snacks in the United Kingdom and continental Western Europe. Our continuing operations were managed on a category basis until January 3, 2004 until which time the business was divided into seven segments: UK Biscuits, Northern Europe Biscuits, Southern Europe Biscuits, UK Snacks, General Export, Other (Benelux snacks) and Central. Since the beginning of 2004, the Company has combined its UK Biscuits and UK Snacks businesses into one UK business and now manages its operations through six segments reflecting the region-based operational management structure of the Company. These segments comprise UK, Northern Europe, Southern Europe, International Sales (formerly General Export), Other (Benelux snacks) and Central.

The results for the 12-week period ended July 12, 2003 and the 28-week period ended July 12, 2003 have been restated to reflect the adoption of FRS 17 and the new management structure (UK Biscuits and UK Snacks results have been combined and reported as UK.) Central includes corporate governance costs, including executive costs, and the costs of our legal, company secretarial, pension administration, tax and treasury functions. The results of the Benelux snacks business, which previously comprised the segment “Other”, have been reflected as discontinued operations following the agreed sale of the business during the second quarter of 2004. Benelux snacks results for the first quarter of 2004 and the 12-week period ended July 12, 2003 and the 28-week period ended July 12, 2003 have been restated as discontinued operations.

The key performance measure used by senior management for the purpose of business decision-making and resource allocation is “business profit.” Business profit represents profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items.

	Continuing Operations					Discontinued Operations	Total
	UK	Northern Europe	Southern Europe	International Sales	Central
	(£ million)
12 weeks ended July 17, 2004

Total turnover	180.8	51.2	58.5	11.2	—	5.2	306.9
Inter-segment turnover(2)	(1.8)	(5.8)	(3.1)	—	—	—	(10.7)
Group turnover	179.0	45.4	55.4	11.2	—	5.2	296.2
Business profit/(loss)	20.7	3.2	9.0	2.2	(3.1)	0.1	32.1
Depreciation, amortization and operating exceptional items	(12.3)	(3.1)	(2.0)	0.1	(10.1)	(0.6)	(28.0)
Group operating profit/(loss)	8.4	0.1	7.0	2.3	(13.2)	(0.5)	4.1
Other exceptional income							—
Share of operating profit in joint ventures							0.2
Operating profit							4.3
Provision on sale of business							(5.7)
Profit on disposal of fixed assets							—
Loss before interest							(1.4)

Notes are on page 13.

	Continuing Operations
	UK	Northern Europe	Southern Europe	International Sales	Central	Discontinued Operations	Total
	(£ million)
12 weeks ended July 12, 2003, as restated(1)

Total turnover	182.9	53.8	55.0	12.4	—	6.6	310.7
Inter-segment turnover(2)	(2.2)	(5.0)	(1.6)	(0.1)	—	—	(8.9)
Group turnover	180.7	48.8	53.4	12.3	—	6.6	301.8
Business profit/(loss)	24.7	2.7	6.8	3.1	(3.0)	(1.2)	33.1
Depreciation, amortization and operating exceptional items	(9.4)	(5.0)	(1.8)	(0.1)	(10.2)	(0.4)	(26.9)
Group operating profit/(loss)	15.3	(2.3)	5.0	3.0	(13.2)	(1.6)	6.2
Other exceptional income							—

Share of operating profit in joint ventures							0.2
Operating profit							6.4
Profit on disposal of fixed assets							—
Profit before interest							6.4

	Continuing Operations
	UK	Northern Europe	Southern Europe	International Sales	Central	Discontinued Operations	Total
	(£ million)
28 weeks ended July 17, 2004

Total turnover	415.3	124.4	112.7	21.8	—	12.8	687.0
Inter-segment turnover(2)	(3.6)	(13.1)	(5.0)	—	—	—	(21.7)
Group turnover	411.7	111.3	107.7	21.8	—	12.8	665.3
Business profit/(loss)	43.8	6.8	16.0	5.3	(7.2)	(0.8)	63.9
Depreciation, amortization and operating exceptional items	(25.2)	(6.5)	(3.8)	—	(22.9)	(1.1)	(59.5)
Group operating profit/(loss)	18.6	0.3	12.2	5.3	(30.1)	(1.9)	4.4
Other exceptional income							—

Share of operating profit in joint ventures							0.3
Operating profit							4.7
Provision on sale of business							(5.7)
Profit on disposal of fixed assets							0.8
Loss before interest							(0.2)

Notes are on page 13.

	Continuing Operations
	UK	Northern Europe	Southern Europe	International Sales	Central	Discontinued Operations	Total
	(£ million)
28 weeks ended July 12, 2003, as restated(1)

Total turnover	411.8	129.2	108.8	27.1	—	15.1	692.0
Inter-segment turnover(2)	(4.6)	(14.0)	(2.8)	(0.1)	—	—	(21.5)
Group turnover	407.2	115.2	106.0	27.0	—	15.1	670.5
Business profit/(loss)	49.7	5.5	13.8	6.7	(7.7)	(2.5)	65.5
Depreciation, amortization and operating exceptional items	(21.7)	(7.5)	(3.3)	(0.3)	(23.9)	(0.8)	(57.5)
Group operating profit/(loss)	28.0	(2.0)	10.5	6.4	(31.6)	(3.3)	8.0
Other exceptional income							2.8

Share of operating profit in joint ventures							0.3
Operating profit							11.1
Profit on disposal of fixed assets							—
Profit before interest							11.1

(1)          The amounts for 2003 have been restated to reflect the adoption of FRS 17 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements) and the reclassification of the Benelux snacks business as discontinued operations.

(2)          Inter-segment turnover is determined based on direct costs plus a margin to reflect overhead costs and profit.

3.              Operating Profit

Operating profit is further analyzed as follows:

	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
	(£ million)
	12 weeks ended July 17, 2004			12 weeks ended July 12, 2003 (1)

Turnover	291.0	5.2	296.2	295.2	6.6	301.8
Cost of sales	(164.2)	(3.8)	(168.0)	(158.9)	(5.3)	(164.2)
Gross profit	126.8	1.4	128.2	136.3	1.3	137.6
Distribution, selling and marketing costs	(87.9)	(1.2)	(89.1)	(88.6)	(2.5)	(91.1)
Administrative expenses	(22.9)	(0.3)	(23.2)	(25.2)	(0.4)	(25.6)
Other income/(charges)	2.3	—	2.3	(0.9)	—	(0.9)
Group operating profit/(loss) before goodwill and exceptional items	18.3	(0.1)	18.2	21.6	(1.6)	20.0
Operating exceptional items	(5.3)	(0.4)	(5.7)	(5.3)	—	(5.3)
Goodwill amortization	(8.4)	—	(8.4)	(8.5)	—	(8.5)
Group operating profit/(loss)	4.6	(0.5)	4.1	7.8	(1.6)	6.2
Other exceptional income(2)	—	—	—	—	—	—
Share of operating profit in joint ventures	0.2	—	0.2	0.2	—	0.2
Operating profit/(loss)	4.8	(0.5)	4.3	8.0	(1.6)	6.4

	28 weeks ended July 17, 2004			28 weeks ended July 12, 2003(1)

Turnover	652.5	12.8	665.3	655.4	15.1	670.5
Cost of sales	(368.3)	(9.5)	(377.8)	(357.8)	(12.1)	(369.9)
Gross profit	284.2	3.3	287.5	297.6	3.0	300.6
Distribution, selling and marketing costs	(202.8)	(3.9)	(206.7)	(201.1)	(5.2)	(206.3)
Administrative expenses	(51.7)	(0.9)	(52.6)	(56.8)	(1.1)	(57.9)
Other income/(charges)	4.4	0.1	4.5	(0.1)	—	(0.1)
Group operating profit/(loss) before goodwill and exceptional items	34.1	(1.4)	32.7	39.6	(3.3)	36.3
Operating exceptional items	(8.2)	(0.5)	(8.7)	(8.6)	—	(8.6)
Goodwill amortization	(19.6)	—	(19.6)	(19.7)	—	(19.7)
Group operating profit/(loss)	6.3	(1.9)	4.4	11.3	(3.3)	8.0
Other exceptional income(2)	—	—	—	2.8	—	2.8
Share of operating profit in joint ventures	0.3	—	0.3	0.3	—	0.3
Operating profit/(loss)	6.6	(1.9)	4.7	14.4	(3.3)	11.1

(1)          The amounts for 2003 have been restated following the adoption of FRS 17 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements) and the reclassification of the Benelux snacks business as discontinued operations.

(2)          At December 28, 2002, the Group had paid £0.8 million to Nabisco Inc. in respect of the acquisition of Nabisco’s Middle Eastern operations. An agreement was reached with Nabisco, effective February 18, 2003, that the acquisition would not proceed. As a consequence, $4.8 million (approximately £3.0 million) was received from Nabisco. £0.8 million was in respect of amounts previously paid to Nabisco and the balance of £2.2 million was recorded as other exceptional income. In addition, the license agreement with Merola Finance B.V., a licensee of Nabisco, for the exclusive license of certain trademarks, was amended to exclude territories associated with the Middle Eastern business. A payment of $1.0 million (£0.6 million) was made by Nabisco as consideration for the exclusion of such territories and recorded as other exceptional income.

4.              Discontinued Operations

The Group announced it had reached a binding agreement for the sale of its Benelux snacks business on June 25, 2004 and accordingly reclassified the operations of that business as discontinued.

Provision on sale or termination of a business

A provision of £5.7 million was made during the 12 weeks ended July 17, 2004 in relation to the sale of the Benelux snacks business. The provision includes amounts for expected operating losses through completion of the sale, redundancy costs, professional fees and other costs associated with the sale of the business.

Cash flows from discontinued operations

Included in the condensed consolidated cash flow statement for the 28 weeks ended July 17, 2004 and the 28 weeks ended July 12, 2003 are cash flows relating to the Benelux snacks business, which was classified as a discontinued operation during the second quarter of 2004.

During the second quarter of 2004, Benelux snacks generated a net operating cash outflow of £1.4 million. For the second quarter of 2003, the business generated a net operating outflow of £1.8 million and an outflow of £0.1 million in respect of capital expenditure.

For the 28 weeks to 17 July 2004, Benelux snacks generated a net operating cash outflow of £2.0 million and an inflow of £0.3 million in respect of net returns on investments and servicing of finance. For the 28 weeks to 12 July 2003 it generated a net operating cash outflow of £1.6 million, an outflow of £0.1 million in respect of net returns on investments and servicing of finance, a £0.3 million outflow on capital expenditure and a £0.1 million inflow in respect of taxation.

5.              Interest

	12 weeks ended July 17, 2004	12 weeks ended July 12, 2003	28 weeks ended July 17, 2004	28 weeks ended July 12, 2003
	(£ million)
Interest payable
Senior credit facility	5.2	5.0	12.0	13.5
Senior subordinated notes	7.3	5.7	15.9	13.2
Interest rate swaps	0.4	1.2	1.3	2.5
Bank loans and overdrafts	0.3	0.3	0.9	0.8
Interest payable to related companies	22.9	20.7	51.1	45.7
Other interest	0.1	—	0.1	—
Amortization of finance charges	0.4	0.3	1.2	1.2
Exceptional amortization of finance charges(1)	—	—	—	11.9
	36.6	33.2	82.5	88.8
Interest receivable
Short-term deposits	0.2	0.3	0.8	0.8
Other interest	0.8	—	0.8	—
Amortization of debt premium(2)	0.3	—	0.5	—
	1.3	0.3	2.1	0.8

	35.3	32.9	80.4	88.0

(1)               The unamortized portion of issue costs in connection with the Senior Credit Facility at April 8, 2003, were written off following the refinancing of this facility on April 9, 2003.

(2)               See Note 8 of Notes to the Unaudited Condensed Consolidated Financial Statements.

6.              Operating Exceptional Items

	12 weeks ended July 17, 2004	12 weeks ended July 12, 2003	28 weeks ended July 17, 2004	28 weeks ended July 12, 2003
	(£ million)

Factory closures and reorganization	(5.7)	(5.3)	(8.7)	(8.6)
	(5.7)	(5.3)	(8.7)	(8.6)

7.              Stocks

	At July 17, 2004	At January 3, 2004
	(£ million)

Raw materials and consumables	22.5	28.5
Work in progress	5.4	8.6
Finished goods	60.7	43.9
	88.6	81.0

There is no material difference between the replacement cost and historical cost of stocks.

8.              Borrowings

	At July 17, 2004	At January 3, 2004
	(£ million)
Bank Loans
Term loan A	204.7	245.4
Revolving credit	184.0	194.0
Senior Credit Facility	388.7	439.4

Debentures and other loans
10.750% Sterling senior subordinated notes due 2011(1)	169.6	120.0
10.625% euro senior subordinated notes due 2011(1)	130.6	112.8
	300.2	232.8

Finance lease obligations	2.0	3.1

Total gross borrowings	690.9	675.3

Analysis by maturity
Repayable as follows:
After more than five years	292.9	232.8
Between four and five years	—	226.6
Between three and four years	268.9	72.6
Between two and three years	59.9	55.1
Between one and two years	51.1	46.2
	672.8	633.3
Under one year	10.8	42.0
	683.6	675.3
Add: Debt premium on senior subordinated notes(1)	7.3	—
Total gross borrowings	690.9	675.3
Less: Issue costs	(11.2)	(10.2)
	679.7	665.1
Less: Included in creditors: amounts falling due within one year	(9.9)	(40.3)
	669.8	624.8

(1)          On February 16, 2004 the Company issued £45.0 million additional 10.75% Senior Subordinated Sterling Notes due 2011 at a premium of 11% and €32.5 million additional 10.625% Senior Subordinated Euro Notes due 2011 at a premium of 13%, receiving total proceeds of £75.0 million. The additional notes have been issued on the same terms and under the same Indenture as the outstanding £120.0 million 10.75% Senior Subordinated Sterling Notes due 2011 and €160.0 million 10.625% Senior Subordinated Euro Notes due 2011 which were issued in April 2001. Of the proceeds, £1.0 million has been used to finance the issue costs, £40.0 million to prepay a portion of the Group’s Senior Credit Facility and the remainder to finance the acquisition of Triunfo Productos Alimanetarios S.A., a Portuguese biscuit manufacturer and marketer. The debt premium associated with the additional notes issued totaled £7.8 million which is to be amortized over the term of the notes. The notes are stated inclusive of the unamortized portion of the debt premium. During the period ended July 17, 2004, amortization credited was £0.5 million.

9.              Financial Commitments

On April 17, 2003, the Group signed a put and call option agreement to acquire a company that runs the business of supply and distribution of crisps and snack products in the U.K. via a van sales force. The option agreement provides security in relation to this route to market. It is anticipated that if the option had been exercised at the end of the first half of 2004, the cost of acquisition would not have exceeded £10.0 million.

10.       Senior Management

On June 18, 2004 the Group announced that its Chief Financial Officer, Ian Cray, had left the business, for personal reasons, with immediate effect. An announcement on his successor will be made in due course.

On August 13, 2004 the Group announced a strengthening of our UK management team with the appointment of Benoit Testard, previously Managing Director of it’s Northern Europe business, as the new Managing Director of it’s UK business with immediate effect. As a result of this appointment, Will Carter, formerly Managing Director of the UK business, will leave the Group. An announcement on a new Managing Director for our Northern Europe business will be made in due course.

11.       Post Balance Sheet Events

On July 23, 2004 the Group announced its intention to acquire the Jacob’s Biscuit Group (“Jacob’s”) from Groupe Danone. Jacob’s is a UK biscuit and snacks business with a strong presence in the savory biscuit and crackers and crispbread segments of the U.K. biscuit market. It is anticipated that the cost of acquisition will be approximately £228 million including transaction costs estimated to be £15 million. Completion of this acquisition is subject to Office of Fair Trade approval. If approved, the acquisition of Jacob’s will considerably strengthen the Group’s brand portfolio, particularly in the savory biscuit segment. In UB Management’s view following financial due diligence, Jacob’s sales in 2003, after trade investment, amounted to £150.5 million and business profit for the same period was £25.8 million.

On August 2, 2004 the Group announced that it had received final approval from the Portuguese competition authorities to proceed with the acquisition of Triunfo Productos Alimentares S.A. (“Triunfo”) from Nutrinveste SGPS, S.A.. As a result of the acquisition of Triunfo, which became effective on August 1, 2004, the Group is now the number one biscuit manufacturer in Portugal.

Following an announcement on June 25, 2004 that the Group had signed a binding agreement for the disposal of its Benelux snacks business to Roger & Roger S.A., it was announced that the sale of this business had been completed on August 16, 2004. Accordingly, the results of this business have been classified as discontinued operations in this report.

12.       Adoption of International Financial Reporting Standards (“IFRS”)

The Group intends to adopt IFRS for its 2005 fiscal year. In order to do this, the Group has implemented a conversion process. This process involves the establishment of a transition calendar, identification and quantification of the main differences between U.K. GAAP and IFRS, identification of the impacts on reporting systems, and preparation of training programs for the Group’s employees that will be impacted by IFRS adoption.

The Group has identified a number of differences between U.K. GAAP and IFRS that will affect the Group. These differences include, but are not limited to, the presentation of financial instruments and the accounting for goodwill, intangible assets, pensions, business combinations and asset impairment.

The Group intends to present a quantified analysis of the differences resulting from the initial adoption of IFRS in it’s report on the first quarter of 2005.

UNITED BISCUITS FINANCE plc

OPERATING AND FINANCIAL REVIEW

General

United Biscuits Finance plc, together with its subsidiaries, is the largest manufacturer and marketer of biscuits in the United Kingdom, Spain and Portugal and the second largest manufacturer and marketer of biscuits in France, the Netherlands and Belgium. It is also the leading manufacturer and marketer of packaged nuts and the second largest manufacturer and marketer of savory snacks and crisps in the United Kingdom. References in this report to “UB Finance” are to United Biscuits Finance plc. Unless the context otherwise requires, “we,” “us,” “our”, the “company” and the “group” refer collectively to UB Finance and its subsidiaries.

Our operations are organized around three regions, the United Kingdom, Northern Europe and Southern Europe, and are managed through five business units:

UK	Markets and manufactures biscuits, cakes, savory snacks, packaged nuts and crisps in the United Kingdom and markets biscuits, cakes savory snacks, packaged nuts and crisps in the Republic of Ireland.

Northern Europe	Markets and manufactures biscuits in France, the Netherlands and Belgium.

Southern Europe	Markets and manufactures biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia and the Middle East.

International Sales	Exports branded products to approximately 100 countries around the world through third party distributors.

Other

Our Benelux snacks business, which manufactures crisps and savory snacks in the Netherlands and markets them in Belgium, the Netherlands and Luxembourg. Following the announcement of a binding agreement for the sale of this business during the second quarter of 2004, this business has been classified as a discontinued operation.

The segmental performance analysis included in this discussion is based on these units.

Significant Factors Affecting Results of Operations

Our consolidated results of operations this quarter have been affected by a number of factors, including restructuring programs and our business strategy of profitable branded growth. In addition, the comparability of our results of operations for this quarter versus certain other quarters is affected by seasonality and our accounting periods.

Acquisitions and Dispositions

On July 23, 2004 we announced our intention to acquire the Jacob’s Biscuit Group (“Jacob’s”) from Groupe Danone. Jacob’s is a U.K. biscuit and snacks business with a strong presence in the savory biscuit and crackers and crispbread segments of the U.K. biscuit market. It is anticipated that the cost of acquisition will be approximately £228 million including transaction costs estimated to be £15 million. Completion of this acquisition is subject to Office of Fair Trade approval. If approved, the acquisition of Jacob’s will considerably strengthen our brand portfolio, particularly in the savory biscuit segment. Jacob’s portfolio of well-known brands includes: Jacob’s Cream Crackers, Club, Ritz, Tuc, Cheddars, Thai Bites and Twiglets. In our management’s view following financial due diligence, Jacob’s sales in 2003, after trade investment, amounted to £150.5 million and business profit for the same period was £25.8 million. See “Overview of Jacob’s.”

On August 2, 2004 we announced that we had received final approval from the Portuguese competition authorities to proceed with the acquisition of Triunfo Productos Alimentares S.A.(“Triunfo”). As a result of the acquisition of Triunfo, effective August 1, 2004, we are now the number one biscuit manufacturer in Portugal. Triunfo manufactures some of the most well-known brands in the Portuguese biscuit sector, including: Hookie, Clasicas, Waferland, Corintia and Chipmix.

Following our announcement on June 25, 2004 that we had signed a binding agreement for the disposal of our Benelux snacks business to Roger & Roger S.A., we announced on August 16, 2004 that the sale of this business had been completed. The results of this business are now reflected as discontinued operations.

Restructuring Programs

In 2001, our management, as part of their overall strategic review of the company, embarked on a comprehensive cost-saving program based on implementing operating efficiencies, improving our procurement process, eliminating overhead costs and rationalizing manufacturing capacity. During the first half of 2004, we continued to realize the benefits of our cost-saving initiatives.

Business Strategy

Our strategy revolves around delivering profitable branded growth funded by cost release. A key platform for this strategy is to ensure strong growth from our most important brands. During the first quarter of 2002, we completed our review of brand and market portfolio prioritization. We have prioritized our markets and identified brands that have a strong current consumer image, financial scale, high margins and growth potential. We continue to prioritize marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and non-branded products will continue to be managed to maximize their profit contribution. During the first half of 2004, we experienced a challenging trading environment in the United Kingdom and strong pricing pressures in the Netherlands which affected our results of operations. Total sales decreased by 0.4% compared with the first half of 2003. Sales of priority brands were consistent with the first half of 2003, while total sales of branded products decreased by 0.8%. Based on constant exchange rates, total sales of branded products increased by 0.5%.

Seasonality

Our sales are generally higher towards the end of the year because consumer demand for our products is typically higher during the Christmas and New Year holiday season. Our working capital position is also affected by the seasonality of our business as we build up inventories during the third fiscal quarter.

As a result of the seasonality of our sales and our fiscal accounting conventions (as discussed below), the results of our operations for any given fiscal quarter will not necessarily be indicative of our results for the full year.

Accounting Periods

Due to the nature of our business and the food industry in general, we manage our business and financial accounting on a weekly basis. Our fiscal year consists of 52 calendar weeks and is divided into 13 periods, with each consisting of four calendar weeks. Our first fiscal quarter consists of four four-week periods, or 16 weeks, and our remaining three fiscal quarters each consists of three four-week periods, or 12 weeks. Every five or six years, we lengthen the final period of our fiscal year to five weeks, in which event our fourth quarter consists of 13 weeks and our fiscal year consists of 53 weeks. The current fiscal year consists of 52 weeks and will end on January 1, 2005. As a result of our fiscal accounting conventions, our sales in the first fiscal quarter are generally higher than they are in the other three fiscal quarters.

Adoption of International Financial Reporting Standards (“IFRS”)

We intend to adopt IFRS for our 2005 fiscal year. In order to do this, we have implemented a conversion process. This process involves the establishment of a transition calendar, identification and quantification of the main differences between U.K. GAAP and IFRS, identification of the impacts on reporting systems, and preparation of training programs for our employees who will be impacted by IFRS adoption.

We have identified a number of differences between U.K. GAAP and IFRS that will affect us. These differences include, but are not limited to, the presentation of financial instruments and the accounting for goodwill, intangible assets, pensions, business combinations and asset impairment.

We intend to present a quantified analysis of the differences resulting from the initial adoption of IFRS in our report on the first quarter of 2005.

Results of Operations – Continuing Operations

Second Quarter of 2004 Compared to the Second Quarter of 2003 and the First Half of 2004 Compared to the First Half of 2003

Turnover

We derive our sales from manufacturing and marketing biscuits and savory snacks in the United Kingdom, Ireland, France, the Netherlands and Belgium and from our export business. We also derive revenues from selling biscuits, dry dessert mixes, fruit juice, canned meat and tomato products and dry dessert mixes in Iberia and the Middle East.

	Second Quarter			First Half
	2004	2003	%	2004	2003	%
	(£ million)			(£ million)

Turnover from continuing operations	291.0	295.2	(1.4)	652.5	655.4	(0.4)

Turnover from continuing operations for the second quarter of 2004 decreased by 1.4% compared to the second quarter in 2003. Turnover for the first half of 2004 was £652.5 million compared with £655.4 million for the same period in 2003, a decrease of £2.9 million, or 0.4%, including currency translation losses of £7.3 million.

Our strategy in relation to our brands is to drive growth in our priority-branded sales by providing increased focus and marketing investment behind our priority brands and to manage non strategic brands to optimize profitability. Our progress in this strategy has been affected by a challenging trading environment in the United Kingdom and strong pricing pressures experienced in the Netherlands and impacted further by currency translation losses with total priority branded sales remaining flat across our business for the first half of 2004 compared with the first half of 2003.

At constant exchange rates, sales of total branded products increased for the half year by 0.5% due to branded sales growth in our Southern Europe and UK businesses. Sales of retailer branded products increased by 4.1%. This excludes contracted sales to Danone where, while the majority of the original contract sales have now ceased, we continue to supply a small number of products. These sales decreased by 46.9% in the first half of 2004. Additional details on our turnover are provided within the analysis of our segmental performance.

Cost of Sales

Our cost of sales includes the costs of ingredients, packaging materials, direct labour and manufacturing overhead. The major ingredients the company uses are sugar, fats and oils, cocoa, flour, nuts, fruits, dairy products and potatoes. The company’s labour costs include salaries, hourly wages and other direct costs of employment. Manufacturing overhead includes the cost of utilities, plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

	Second Quarter			First Half
	2004	2003	%	2004	2003	%
	(£ million)			(£ million)

Cost of sales from continuing operations	164.2	158.9	3.3	368.3	357.8	2.9

Cost of sales increased from £158.9 million in the second quarter of 2003 to £164.2 million in the second quarter of 2004, an increase of £5.3 million, or 3.3%. For the first half of 2004, cost of sales increased from £357.8 million to £368.3 million, an increase of £10.5 million, or 2.9%. The resultant decline in gross margin at the half year is predominantly due to higher volume sales of lower margin products in our UK business. Input cost inflation has been offset by the effects of the company’s cost-reduction strategy which includes the implementation of manufacturing efficiency projects and the securing of procurement savings through our “e-Sourcing” initiative where suppliers tender for contracts online. We are also continuing to implement change in ways of working across our UK and Northern Europe supply chain. This requires significant organizational changes which, in conjunction with other manufacturing efficiency programs, are expected to continue to deliver cost saving benefits throughout 2004.

Gross Profit

	Second Quarter			First Half
	2004	2003	%	2004	2003	%
	(£ million)			(£ million)

Gross profit from continuing operations	126.8	136.3	(7.0)	284.2	297.6	(4.5)

Gross Profit decreased from £136.3 million in the second quarter of 2003 to £126.8 million in the second quarter of 2004, a decrease of £9.5 million, or 7.0%. The gross profit margin in the second quarter of 2004 was 43.6% compared with 46.2% for the second quarter of 2003. For the half year, gross profit has decreased from £297.6 million in 2003 to £284.2 million in 2004, a decrease of £13.4 million, or 4.5%. Correspondingly, the gross margin has decreased from 45.4% in 2003 to 43.6% in 2004. This reduction in gross margin is predominantly due to product and sales channel mix, our UK business having proportionally higher sales of lower margin products, and an increase in volume rebates paid to retailers for enhanced shelf range and features to drive long-term growth. This has been partially offset by price increases on branded products in Northern Europe and Southern Europe, manufacturing efficiencies and product cost-reduction initiatives.

Distribution, Selling & Marketing Costs

Our distribution expenses represent the cost of warehousing products and transporting them to our distributors and retail customers. Our selling expenses represent operating costs associated with our sales force, including employee compensation and commissions. Our marketing expenses consist of advertising expenses, promotional costs and marketing overhead costs. Our promotional costs include, among other things, discounts given to retailers in connection with product-specific promotions. Our distribution, selling and marketing expenses also include costs associated with new product development.

	Second Quarter			First Half
	2004	2003	%	2004	2003	%
	(£ million)			(£ million)

Distribution, selling and marketing costs from continuing operations	87.9	88.6	(0.8)	202.8	201.1	0.8

Distribution, selling and marketing costs decreased from £88.6 million in the second quarter of 2003 to £87.9 million in the second quarter of 2004, a decrease of £0.7 million, or 0.8%. For the half year, distribution, selling and marketing costs increased from £201.1 million in 2003 to £202.8 million in 2004, an increase of 0.8%.

Marketing expenditure decreased 0.2% for the first half of 2004 compared to 2003. This was predominantly due to the United Kingdom and Northern Europe. In the United Kingdom, a reduction in year-on-year spend due to expenditure on the launch of the McV a:m range in 2003 is balanced by an increase in short-term promotional spend on snacks products. In Northern Europe strong pricing pressures in the Netherlands have resulted in launches and marketing investment being rescheduled to the second half of the year. Other costs in the first half of 2004 have increased by 3.0% overall compared with the same period in 2003 due to inflation and increased costs in our key U.K. distribution channels, partially offset by savings generated from cost-reduction initiatives.

Administrative Expenses

Our administrative expenses consist primarily of costs associated with our finance, human resources, procurement, information technology, research and development and general management functions. Research and development costs are incurred for the development of new products and the enhancement of existing products.

	Second Quarter			First Half
	2004	2003	%	2004	2003	%
	(£ million)			(£ million)

Administrative expenses from continuing operations (1)	22.9	25.2	(9.1)	51.7	56.8	(9.0)

(1)          Excluding operating exceptional items of £5.3 million for the second quarter of 2004 and £8.2 million for the first half of 2004 (2003: £5.3 million and £8.6 million respectively), which are discussed separately.

Administrative expenses decreased from £25.2 million in the second quarter of 2003 to £22.9 million in the second quarter of 2004, a decrease of £2.3 million, or 9.1%. For the half year in 2004, administrative expenses were £51.7 million compared to £56.8 million in 2003, a decrease of £5.1 million, or 9.0%. This decrease was due to a VAT refund in connection with our company cars, a reduction in the accrual for the 2004 employee bonus scheme and savings generated by our cost-reduction initiatives.

The majority of administrative costs are directly related to the individual operations of the company’s business units and consequently charged to and reflected in the segmental operating results discussed below. The balance of administrative costs, which are not included within the segmental results, are considered central costs and represent corporate governance costs including executive costs, legal and company secretarial, pension administration, tax and treasury functions. For the year to date these costs decreased from £7.7 million in 2003 to £7.2 million in 2004, a decrease of £0.5 million which reflects cost reductions from organizational alignment partially offset by underlying inflationary increases.

Other Operating Income and Charges

Our other operating income and charges consists principally of royalties received in connection with long-standing licensing arrangements for certain brands in Japan and the United States, and foreign exchange gains and losses arising from hedging in connection with foreign currency transactions, and any other amounts that arise from time to time that are appropriate to include as other operating charges and income.

Other operating income for the 28 weeks ended July 17, 2004 comprised £1.8 million relating to royalty income and £2.6 million relating to foreign currency exchange gains.

Business Profit

Business profit is the primary measure by which our management monitors our business performance. Business profit represents the profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items. While business profit should not be considered as a substitute for operating profit and cash flows from operations, we believe it provides useful information regarding our ability to meet future debt service requirements.

	Second Quarter		Half Year
	2004	2003	2004	2003
	(£ millions)
Reconciliation of business profit to U.K. GAAP data:
(Loss)/Profit before interest	(1.4)	6.4	(0.2)	11.1
Operating loss from discontinued operations	0.5	1.6	1.9	3.3
Share of profit of joint ventures	(0.2)	(0.2)	(0.3)	(0.3)
Depreciation	13.7	12.7	30.6	28.4
Goodwill amortization	8.4	8.5	19.6	19.7
Non-operating exceptionals	5.7	—	4.9	—
Other exceptional income	—	—	—	(2.8)
Operating exceptionals	5.3	5.3	8.2	8.6
Business profit	32.0	34.3	64.7	68.0

Business profit for the second quarter of 2004 was £32.0 million compared to £34.3 million for the second quarter of 2003, a decrease of £2.3 million, or 6.7%. Business profit for the first half of 2004 was £64.7 million compared to £68.0 million for the first half of 2003, a decrease of £3.3 million, or 4.9%. The decrease in business profit in the first half of 2004 is due to lower business profit in our UK and International Sales businesses partially offset by continued profit growth in Northern Europe and Southern Europe. The UK business profit decline was due to input inflation, increased promotional costs in our snacks business and the change in product and channel mix, with proportionally higher sales of lower margin products, partially offset by savings generated by our cost reduction initiatives and one-off benefits in administrative expenses.

Our business profit for the 53 weeks ended July 17, 2004 was £167.6 million compared to business profit of £170.9 million for the 53 weeks ended January 3, 2004. The trading outlook for the UK business continues to be challenging in the near-term. Management anticipates a decline in profits for the third quarter of 2004 compared to the third quarter of 2003 which benefited from a reduction in the management bonus accrual of approximately £4 million.

Segmental Performance – Continuing Operations

UK

Turnover decreased from £180.7 million in the second quarter of 2003 to £179.0 million in the second quarter of 2004, a decrease of £1.7 million, or 0.9%. For the first half of 2004 turnover increased from £407.2 million to £411.7 million, an increase of £4.5 million or 1.1%. Excluding contract sales to Danone, sales increased by 1.6%. We continue to experience challenging trading conditions in our UK business.

McVitie’s Core sales increased by 1.5% in the first half of 2004 compared to the first half of 2003. This was predominantly due to “Every Day Biscuits” sales growth of 10%, partially offset by lower “Every Day Treats” sales in the same period. McV a:m sales declined in the first half of 2004 compared to 2003 due to the comparison with the initial launch and successful promotion last year of the McV a:m range at the end of the first quarter of 2003. McVitie’s Jaffa sales increased by 13.7% in the first half of 2004 compared to the first half of 2003 due to the continued success of the new promotional program and marketing plan. Sales of both go ahead! and Penguin were lower in the first half of 2004 compared to 2003. This was due to the high level of competition in the healthier market segment for go ahead! and a reduced promotional program for Penguin in the first quarter of 2004 . The decrease was partly offset by the launch, at the end of the first quarter of 2004, of go ahead! Yogurt Breaks and Crispy Rice Crackers and by the successful promotional tie-in of Penguin with the Spiderman 2 movie. McVitie’s cake sales showed continued strong growth of 14.6% for the first half of 2004 compared to 2003 due to the continuing success of new ranges and products supported by the launch of McV Slices. In total, branded biscuit sales increased by 1.1% in the first half of 2004 compared to the first half of 2003. Non-branded sales increased by 5.6% and contract sales to Danone decreased by 46.9% in the same period. The Danone contract resulting from the UB acquisition was substantially reduced by the end of 2002, although we continued to supply a small number of lines. Overall, total biscuit sales excluding Danone increased by 2.0% in the first half of 2004 compared to the first half of 2003.

The U.K. savory snacks market remained highly competitive, with Walkers (PepsiCo) continuing to lead the market. Notwithstanding this, McCoys sales increased 17.8% in the first half of 2004 compared to the first half of 2003 due to increased promotional expenditure and a successful marketing campaign. Mini Cheddars sales also increased by 9.2% in the same period due to a successful promotional campaign, the continued success of sharing tubs and sales of Crinklys following the re-launch in September of 2003. Hula Hoops and Skips sales were both lower in the first half of 2004 compared to the first half of 2003. This was partly due to a strong marketing campaign in the first quarter of 2003 and the competition for promotional activity in 2004. Our KP nuts brand has shown an increase of 10.3% for the first half of 2004 compared to the first half of 2003 due to increased grocery listings. In the first half of 2004 we continued to promote products displaying strong growth potential and profitability and minimized the impact of lost sales due to intense competition within the market. In total, branded snacks sales increased by 0.8% in the first half of 2004 compared to the first half of 2003. Non-branded sales decreased by 0.4% in the same period. Overall, total snacks sales increased 0.7% in the first half of 2004 compared to the first half of 2003.

Business profit decreased from £24.7 million in the second quarter of 2003 to £20.7 million in the second quarter of 2004. For the first half of 2004 business profit decreased from £49.7 million in 2003 to £43.8 million in 2004. This reduction was the result of increased promotional costs in our snacks business, higher sales of lower margin products and cost inflation partially offset by savings generated from our cost-saving initiatives. As a result of this and a focus in our biscuits business to increase volume rebates paid to retailers which are above the sales line in return for increased shelf range and feature to drive long-term growth, our gross profit margin reduced from 57.7% to 55.8%.

In February 2003, following a detailed review of our United Kingdom biscuit manufacturing facilities, we announced a proposal to close our Ashby-de-la-Zouch biscuit factory by the end of 2004. Following the conclusion of an employee consultation process, we began transferring production to our other biscuit factories in the United Kingdom. We completed another phase of our redundancy programme in June this year with 300 redundancies with a further 450 redundancies due before the end of the year. The last product transfer is due to be complete by the end of November.

On July 23, 2004 we announced our intention to acquire the Jacob’s Biscuit Group (“Jacob’s”) from Groupe Danone. Jacob’s is a U.K. biscuit and snacks business with a strong presence in the savory biscuit and crackers and crispbread segments of the U.K. biscuit market. It is anticipated that the cost of acquisition will be approximately £228 million including transaction costs estimated to be £15 million. Completion of this acquisition is subject to Office of Fair Trade approval. If approved, the acquisition of Jacob’s will considerably strengthen our brand portfolio, particularly in the savory biscuit segment. Jacob’s portfolio of well-known brands includes: Jacob’s Cream Crackers, Club, Ritz, Tuc, Cheddars, Thai Bites and Twiglets. In our management’s view following financial due diligence, Jacob’s sales in 2003, after trade investment, amounted to £150.5 million and business profit for the same period was £25.8 million.

Northern Europe

Sales decreased from £48.8 million in the second quarter of 2003 to £45.4 million in the second quarter of 2004, a decrease of 7.0%. For the first half of 2004 turnover decreased from £115.2 million to £111.3 million, a decrease of £3.9 million, or 3.4%. In local currency sales decreased by 0.8%, from €167.5 million in the first half of 2003 to €166.2 million in the first half of 2004. The lower sales were due predominantly to the impact of strong pricing pressures in the Netherlands, particularly in the first quarter of 2004, as a result of a retailer-initiated price war.

Priority brand biscuit sales declined 1.8% and branded biscuit sales declined 4.2% in the first half of 2004 compared to the first half of 2003. This was due to lower sales of Sultana and Verkade products in the Netherlands and lower sales of Delacre products in France. Sultana sales were 5.0% lower and Verkade sales were 2.4% lower in the first half of 2004 compared to the first half of 2003. This was due primarily to the rescheduling of new product launches and promotional campaigns due to the current environment of strong pricing pressures in the Netherlands. The impact of the pricing pressures have been less severe in the second quarter of 2004 compared to the first quarter of 2004, and we launched both Sultana Yo Fruit and Verkade Multipocket towards the end of the second quarter of 2004. Sales of Delacre products in France were lower by 2.5% due mainly to a reduced level of promotional activity in the first half of 2004 compared to 2003. BN remained flat due to reduced consumer demand in France partially offset by the continued success of BN Choc + launched at the end of the first quarter of 2004.

We have managed our Northern Europe business through an extremely competitive phase in the Netherlands by maximizing the benefits from products that continue to display strong growth and minimizing the impact of lower sales on products subject to intense competition. As a result of this our marketing expenditure in the first half of 2004 has decreased by 2.9% compared to the first half of 2003. Our strategy of focusing on higher-margin products and driving manufacturing cost-savings has resulted in an increase in gross margin. Further cost-saving initiatives are being implemented which will drive improvements in manufacturing efficiency. In addition, we are progressing a project to harmonize and upgrade our Enterprise Resource Planning operating system. Notwithstanding the lower sales, and as a result of the improved gross profit margins and strict cost control, business profit of £5.5 million in the first half of 2003 increased to £6.8 million in the first half of 2004, an increase of 23.6%.

Southern Europe

Sales increased from £53.4 million in the second quarter of 2003 to £55.4 million in the second quarter of 2004, an increase of £2.0 million, or 3.7%. For the first half of 2004 turnover increased from £106.0 million to £107.7 million, an increase of £1.7 million, or 1.6%. In local currency, sales increased by 5.4%, from €153.1 million in the first half of 2003 to €161.3 million in the first half of 2004.

Priority brand sales increased by 9.1% and branded sales increased by 5.1% in the first half of 2004 compared to the first half of 2003. Sales of Filipinos increased by 19.2% in the same period due to the continued success of new products such as Filipinos Holes launched in 2003 and support from a successful marketing and promotional campaign. Oreo sales also increased by 8.7% due to a strong promotional campaign and the launch of Mini Oreo at the end of the second quarter of 2004. Fontenada sales increased by 10.4% for the first half of 2004 compared to the first half of 2003 supported by a very effective media campaign and the successful launch of Fontenada Sin in March 2004. Sales of Chiquilin decreased by 4.3% over the same period due predominantly to comparisons against the promotions of new products such as Chiquilin Energy in the first quarter of 2003 and a reduced marketing campaign in the first half of 2004. We also launched Geli-Fruit in March 2004 under our Royal brand, which continues to perform well. Overall the sales performance has been supported by a marketing expenditure increase of 3.2% in the first half of 2004 compared to the first half of 2003.

Business profit has increased from £6.8 million in the second quarter of 2003 to £9.0 million in the second quarter of 2004, or 32.4%. Business profit for the first half of 2004 increased from £13.8 million in the first half of 2003 to £16.0 million, an increase of £2.2 million, or 15.9%. This reflects an increase in sales of higher-margin products, successful price increases and cost-saving initiatives, offset by an increase in marketing expenditure.

On August 2, 2004 we announced that we had received final approval from the Portuguese competition authorities to proceed with the acquisition of Triunfo Productos Alimentares S.A (“Triunfo”) from Nutrinveste SGPS S.A.. As a result of the acquisition of Triunfo, effective August 1, 2004, we are now the number one biscuit manufacturer in Portugal with a 39% share of the biscuit market. Triunfo is the leading biscuit manufacturer in Portugal and holds some of the most prestigious brand names in the Portuguese biscuit sector, including Hookie, Clasicas, Waferland, Corintia and Chipmix.

International Sales

Our strategy for International Sales is to manage the existing portfolio of revenues to improve the overall profitability of our export business by prioritizing investment and reducing activity in non profitable areas. Sales decreased from £27.0 million for the first half of 2003 to £21.8 million for the first half of 2004. This decrease was due to a reduction in biscuit sales to the United States, due to a weaker U.S. dollar affecting the translation to sterling and lower sales volume of Carr’s, a biscuit embargo in Nigeria, difficulties obtaining clearance on some dry dessert products entering our Middle East markets and the transfer of responsibility for German contract sales to Northern Europe.

Segmental Performance – Discontinued Operations

Benelux Snacks

Benelux snacks sales decreased from £15.1 million in the first half of 2003 to £12.8 million in the second half of 2004. Business loss for the first half of 2004 improved to a loss of £0.8 million, compared to a loss of £2.5 million for the first half of 2003. The snacks market has been particularly competitive in the Netherlands and Belgium and this resulted in lower overall sales. Sales of our branded products increased by 19.4% compared to the first half of 2003, but this was offset by a substantial reduction in non-branded sales. The change in the Benelux sales portfolio and reduced marketing investment behind the Croky brand reduced the business loss.

Following our announcement on June 25, 2004 that we had signed a binding agreement for the disposal of our Benelux snacks business to Roger & Roger S.A., the sale of this business was completed on August 16, 2004. Accordingly, this business is now reflected in our results as discontinued operations.

Exceptional Items

In the first half of 2004, we recorded a total exceptional charge of £13.6 million, comprising £8.7 million of operating expenses and net non-operating expenses of £4.9 million.

Continuing Operations

Operating exceptional items for the second quarter of 2004 totalled £5.3 million, and consisted of £2.5 million in relation to the closure of our biscuit factory in Ashby-de-la-Zouch, £1.3 million in restructuring charges relating to the implementation of the “ways of working” review across the UK supply chain, £0.3 million relating to our Southern Europe overhead-reduction program, £0.7 million relating to our Northern Europe overhead-reduction program and £0.5 million relating to the government-sponsored early-retirement scheme in France (Cessation Activités Travailleurs Salaries).

In the second quarter of 2003, operating exceptional items totalled £5.3 million and consisted of £1.1 million in restructuring charges in connection with the implementation of the “ways of working” review across the UK supply chain, £0.3 million in connection with our Southern Europe overhead-reduction program, £0.5 million in connection with our Northern Europe overhead-reduction program, £2.6 million relating to the government-sponsored early-retirement scheme in France and £0.8 million in relation to other overhead-reduction initiatives and manufacturing efficiency programs.

Operating exceptional items in the first half of 2004 totalled £8.2 million, and consisted of £2.5 million in relation to the closure of our biscuit factory in Ashby-de-la-Zouch, £2.5 million in restructuring charges related to the implementation of the “ways of working” review across the UK supply chain, £0.4 million in connection with our Southern Europe overhead-reduction program, £1.5 million relating to our Northern Europe overhead-reduction program and £1.3 million relating to the government-sponsored early-retirement scheme in France.

Operating exceptional items for the first half of 2003 totalled £8.6 million, and consisted of £2.6 million in restructuring charges related to the implementation of the “ways of working” review across the UK supply chain, £0.3 million in connection with our Southern Europe overhead-reduction program, £1.1 million relating to our Northern Europe overhead-reduction program, £2.6 million relating to the government-sponsored early-retirement scheme in France and £2.0 million in connection with other overhead-reduction initiatives and manufacturing efficiency programs.

Non-operating exceptionals during the first half of 2004, a profit of £0.8 million, related to the disposal of fixed assets in the United Kingdom.

Discontinued Operations

During the first half of 2004, we recorded a total non-operating exceptional charge of £5.7 million in relation to the sale of the Benelux snacks business. This provision includes amounts for expected operating losses through completion of the sale, redundancy costs, professional fees and other costs associated with the sale of the business.

Liquidity and Capital Resources

Overview

Our principal sources of funds are cash generated from our operating activities and long-term borrowings. Our principal uses of cash are to fund capital expenditures, the non-capital restructuring costs associated with implementing cost-saving initiatives, working capital and debt service and repayment obligations.

Cash Flows

Cash Flow from Operating Activities.

We had a net cash inflow of £29.9 million in respect of operating activities during the second quarter of 2004. This net inflow comprised £30.8 million generated from operations, £6.1 million expended on rationalization and exceptionals, and a decrease in working capital of £5.2 million. For the first half of 2004, the company had a net cash inflow of £55.6 million. This comprised £62.2 million generated from operations, £13.7 million expended on rationalization and exceptionals, and a decrease in working capital of £7.1 million.

Cash Flow from Returns on Investments and Servicing of Finance.

In addition to cash flow from operating activities, we had net cash outflows from returns on investment and servicing of financing of £9.4 million relating principally to interest payments. This compares to £3.4 million for the second quarter of 2003. The increase is due to the fact that, in 2003, the Senior Credit Facility interest which would normally have been accrued at the end of the first quarter and paid in the second quarter, was paid in the first quarter of 2003 as a result of the refinancing on April 9, 2003. For the first half of 2004, net cash outflows were £23.3 million compared to £28.5 million for the first half of 2003.

Cash Flow from Capital Expenditure and Financial Investment.

We had net cash outflows in the second quarter of 2004 of £10.5 million (2003: £9.3 million) relating to capital expenditures and £19.3 million for the first half of 2004 (2003: £14.6 million).

Cash Flow from Acquisitions and Disposals

We had £0.1 million of cash outflow from acquisitions and disposals in the second quarter of 2004, relating to costs associated with the sale of the Benelux snacks business. The inflow of £3.6 million in the first half of 2003 resulted from an agreement reached with Nabisco, effective February 18, 2003, that the acquisition of Nabisco’s Middle Eastern operations would not proceed. The sum of £3.0 million was received as an adjustment to the purchase price and a further £0.6 million was received as consideration for amending a license agreement to exclude territories associated with the Middle Eastern business.

Debt Service Obligations

Senior Credit Facility

Our senior credit facility agreement (“Senior Credit Facility”) was entered into in connection with the UB acquisition. The loan facilities were used to finance the UB acquisition, support the refinancing of our senior subordinated bridge facility and the repayment, on May 1, 2001, of $125.0 million aggregate principal amount of 9% Notes due 2001. On April 9, 2003, following an amendment to the senior facility, the Senior Credit Facility comprised a Term Loan A of £250.0 million and a revolving facility of £225.0 million. We borrowed the full £250.0 million of the term loan, of which £5.0 million was repaid as a scheduled repayment in October 2003, and borrowed £184.0 million under the revolving facility.

On February 13, 2004, after a presentation to the senior bank agent and the syndicate participants, we received a letter of consent from the senior bank agent to waive or amend some of the provisions of the senior facility to reflect, among other things:

•                       a potential acquisition in Southern Europe (see “—Significant Factors Affecting our Results of Operations— Acquisitions and Dispositions”);

•                       the issue of new senior subordinated notes under the related indenture and the subsequent use of part of the proceeds to prepay £40.0 million of our Term Loan A; and

•                       revised financial covenant ratios.

On February 18, 2004 we repaid a further £40.0 million of our Term Loan A after we issued the new senior subordinated notes. See “—Senior Subordinated Notes.” The repayment, in accordance with the letter of consent, was allocated against the scheduled Term Loan A repayments due in 2004 and the balance thereafter was allocated against the Term Loan A scheduled repayment due in April 2005, leaving a balance of approximately £10 million repayable in April 2005.

As of July 17, 2004 we were scheduled to make the following principal repayments on the term loan under the senior facility:

Year	Total payment amount(1)
(£ million)
2005	35.0
2006	54.9
2007	72.4
2008	42.4
Total	204.7

(1)                                  Includes a euro tranche of €16.4 million outstanding on July 17, 2004. The debt outstanding reflects a favorable exchange movement of £0.3 million

The revolving facility is available for general corporate purposes and allows for revolving advances, the provision of up to £35.0 million of ancillary facilities to cover the day-to-day banking requirements of subsidiary companies, and the issuance of letters of credit and bank guarantees up to an aggregate amount of £225.0 million outstanding at any time. Each advance made under the revolving facility must be repaid on the last day of each interest period relating to it, although amounts are available to be re-borrowed, subject to the maximum limit available under the facility.

In addition to the £184.0 million drawn down on April 9, 2003, an amount of £6.0 million has been drawn down as ancillary facilities under the revolving facility, to cover day-to-day requirements of the UK business. Of this sum, £4.8 million is for the provision of an overdraft facility and £1.2 million covers contingent liabilities, such as bank guarantees. There were no drawings under the overdraft facility as of July 17, 2004. There is also a contingent liability for £1.1 million in respect of two letters of credit issued to Rabobank. One letter of credit is for £1.0 million to cover an overdraft facility of £1.0 million for the Group’s subsidiaries in the Netherlands and the other, for €0.2 million (approximately £0.1 million), was issued on June 18, 2004 to cover a flour commodity hedging arrangement. There were no drawings under the Dutch facility and the hedging arrangement had not been utilized as of July 17, 2004. As of July 17, 2004, £33.9 million was available to be drawn down under the revolving facility. On July 30, 2004, we drew down an additional £2.4 million ancillary facilities to provide a further overdraft facility.

Advances under the facilities bear interest at rates per annum equal to LIBOR (EURIBOR on the euro tranche) plus, where appropriate, any applicable mandatory liquid asset costs, plus a margin of 1.375% per annum. There is a margin adjustment mechanism in place and the margin may be reduced based on the ratio of total net debt to EBITDA (as defined in the senior facility) reflected in the financial statements delivered for the previous accounting quarter.

We are required to comply with financial covenants under the senior facility and these were revised as part of the new arrangements. The specified consolidated financial ratios for EBITDA to net cash interest and total net debt to EBITDA were amended. The requirement to maintain a cash flow to total debt service ratio was removed. We must now maintain:

•                       EBITDA to net cash interest ratio ranging from 2.10 to 1.0 for the fiscal quarter ended July 17, 2004 to 3.25 to 1.0 for the fourth fiscal quarter of 2007 and for every fiscal quarter afterwards; and

•                       total net debt to EBITDA ratio ranging from 5.1 to 1.0 for the fiscal quarter ended July 17, 2004 to 3.7 to 1.0 for the first fiscal quarter beginning in 2007 and 3.45 to 1.0 for every fiscal quarter afterwards.

The Senior Credit Facility placed annual limits on our maximum capital expenditure. This requirement has now been amended and annual limits have been placed on our combined capital expenditure and restructuring costs. These limits decrease from year to year, from £122.7 million in 2004 down to £66.6 million in 2008 with the right to carry forward for one year any unspent capital expenditures, in any given year, of £15.0 million. We are currently in compliance with all of our financial covenants under the Senior Credit Facility.

We intend to finance our proposed acquisition of Jacob’s by increasing our existing facilities by £252.0 million. On August 18, 2004 we met with our senior bank agent and syndicate participants to seek their approval of the acquisition and to present the financing proposal. The financing proposal is as set out below:

Senior Debt	Amount	Margin	Type	Maturity
	(£ million)
Revolving credit facility	50.0	2.25% over Libor	Bullet	66 months after closing
Tranche A	267.4	2.25% over Libor	Amortizing	66 months after closing
Tranche B (£)	100.0	2.75% over Libor	Bullet	72 months after closing
Tranche B (€)	65.0	2.75% over Euribor	Bullet	72 months after closing
Tranche C (£/€)	200.0	4.50-4.75% over Libor / Euribor	Bullet	January 15, 2011
Total	682.4

•                  £50 million Revolving Credit Facility – matures in 5.5 years after closing and is subject to bullet repayment.

•                  £267.4 million Senior Debt Tranche A – matures in 5.5 years after closing and is being amortized semi-annually.

•                  £165 million Senior Debt Tranche B – matures in 6.0 years after closing and is subject to bullet repayment. UB will denominate a portion of this tranche (£65 million) in the Euro market in order to tap a larger investor base and take advantage of the lower Euro yield curve.

•                  £200 million Senior Debt Tranche C – matures on January 15, 2011. Tranche C senior debt is a ‘first loss’ senior tranche and benefits from the same security package and guarantees as Tranches A, B and the revolver. Tranche C will be denominated in Sterling and Euro. The voting rights of Tranche C lenders are limited to an insolvency situation only and are further restricted from voting on matters relating to enforcement of security. The Tranche C senior debt is currently structured with a 1 year non-call period, then is callable at a price of 102% in year 2, 101% in year 3 and at par thereafter, but may be subject to change.

Financial covenants governing the amended and restated Senior Credit Facility will include maximum total leverage, minimum interest cover, fixed charge cover and an annual limit on the amount of capital expenditure and restructuring costs. We are expecting a full response to the proposal by September 7, 2004.

Senior Subordinated Notes

In April 2001, pursuant to an indenture dated April 17, 2001 (the “indenture”), UB Finance issued £120.0 million aggregate principal amount of Senior Subordinated Notes due 2011 bearing interest at a rate of 10¾% each year and €160.0 million aggregate principal amount of Senior Subordinated Notes due 2011 bearing interest at a rate of 10 5/8% each year (the “outstanding notes”), all of which were guaranteed by Regentrealm on an unsecured senior subordinated basis. Interest on the notes is due on April 15 and October 15 of each year. The outstanding notes are listed on the Luxembourg Stock Exchange.

On February 16, 2004, UB Finance issued additional notes under the same indenture as the outstanding notes, along with a supplemental indenture. We offered £45.0 million aggregate principal amount of 10 3/4% Sterling denominated Senior Subordinated Notes due 2011 and €32.5 million aggregate principal amount of 10 5/8% euro denominated Senior Subordinated Notes due 2011 (the “new notes”). The price of the new Sterling notes was 111% plus accrued interest from October 15, 2003, and the price of the new euro notes was 113% plus accrued interest from October 15, 2003. The new notes were listed on the Luxembourg Stock Exchange on April 15, 2004.

The new notes and the outstanding notes, together referred to as the “notes”, are treated as a single class of securities for all purposes under the indenture.

We may redeem the notes at any time on or after April 15, 2006. If we undergo a change of control or sell certain of our assets, we may be required to offer to purchase the notes from the noteholders.

We made an offer on May 13, 2004 to exchange the new notes for registered, publicly tradable notes (“exchange notes”) that have substantially identical terms as the notes. The offer closed on June 10, 2004. The exchange notes have been registered under the U.S. Securities Act of 1933, as amended, and listed on the Luxembourg Stock Exchange.

The gross proceeds from the sale of the new notes were approximately £75.0 million before deducting the estimated fees and expenses for the offering of approximately £2.2 million, including the initial purchaser’s commissions. We have used £40.0 million of these proceeds to prepay a portion of Term Loan A under the Senior Credit Facility and to pay the transaction fees from the offering and approximately €38.8 million to finance the acquisition of Triunfo from Nutrinveste SGPS, S.A.

We believe that the cash flow generated from our operating activities, together with existing and proposed borrowings under the Senior Credit Facility, should be sufficient to fund our debt service requirements, working capital needs, anticipated capital expenditures and restructuring costs and other operating needs for the foreseeable future.

Senior Management

On June 18, 2004 we announced that Ian Cray, formerly our Chief Financial Officer, had left the business, for personal reasons, with immediate effect. An announcement on his successor will be made in due course.

On August 13, 2004 we announced a strengthening of our UK management team with the appointment of Benoit Testard, previously Managing Director of our Northern Europe business, as the new Managing Director of our UK business with immediate effect. As a result of this appointment, Will Carter, formerly Managing Director of the UK business, will leave the Group. An announcement on a new Managing Director for our Northern European business will be made in due course.

Overview of Jacobs

Subject to OFT approval, we will acquire Jacob’s U.K. biscuit manufacturing and marketing operations plus the Northern Ireland distribution business from Groupe Danone (“Danone”).

Jacob’s is an important player in the U.K. biscuit market and has a key presence in the growth segments of the U.K. biscuit market. Jacob’s manufactures and distributes a wide range of products including crackers, savory snacks and sweet biscuits under a variety of brands.

Jacob’s owns a number of well-known brands and products that are long established and well-recognized by retailers and consumers. Some of these, such as Jacob’s Cream Crackers and Club have became household names in the United Kingdom. Other popular Jacob’s brands include: Ritz, TUC, Cheddars, Thai Bites, Jacobites, Gem’s, Family Circle, Jacob’s Fig Rolls and Twiglets.

We will acquire ownership over most of the Jacob’s brands used in the business. In addition, Danone will license the TUC brand in the United Kingdom to Jacob’s. Jacob’s uses the Ritz brand, which is licensed from Kraft, to market its savory snacks, including Cheese Rolls and Cheese Sandwiches in the U.K.

Jacob’s has successfully launched snacking cracker products into the crackers and crispbread segment, including the Thai Bites and Jacobites brands. In addition, a marketing effort to position the TUC product range as a family snack and increase penetration in the United Kingdom has resulted in increased sales. In the sweet biscuit category, Club has suffered recently from the increasing competitiveness of larger scale producers and high-spending advertisers like Nestlé’s Kit Kat and Masterfoods’ Bisc&.

Jacob’s portfolio of brands share the concept of “feel good food”, convenient food that is a pleasure to eat, has a distinctive taste and is made of quality ingredients. Jacob’s has invested in this positioning with targeted marketing and ongoing product innovation. Jacob’s has been developing new packaging and a wider array of product offerings for the most popular brands, such as TUC and Thai Bites. Recently, the Thai Bites product range has been re-designed to drive appeal to a broader audience and improve shelf stand-out. The collection of flavors has been expanded based on qualitative research and a new ‘Dip Pack’ variety of Thai Bites has been introduced.

While the U.K. biscuit market as a whole is experiencing limited growth, segments where Jacob’s is well represented, such as crackers & crispbreads and savory biscuits, are growing. Branded savory products represented 41% of Jacob’s sales in 2003, and this business has been growing driven by Jacob’s Cream Crackers, Biscuits for cheese, TUC and Thai Bites. Jacob’s is the fourth largest biscuit manufacturer in the United Kingdom, with a 6.9% market share, Jacob’s is a leading manufacturer of products in the savory biscuits and crackers and is well represented in the children’s and seasonal segments.

Jacob’s manufactures both branded and private labels goods, in 2003 86% of sales related to branded products. Following an internal review, Jacob’s made the strategic choice to exit a number of unprofitable private label contracts and utilise this capacity for branded products to improve profitability.

Jacob’s operates two freehold manufacturing facilities in the United Kingdom., Aintree and Wigston.

The acquisition of Jacob’s represents an important strategic opportunity for us as it fits well with our defined strategy of further extending our leading position in the competitive U.K. biscuit market and strengthening our number two position in the U.K. snacks market. Jacob’s savory brands and baked snacks are complementary to our product portfolio and represent an opportunity for us to broaden our product range and expand into categories that are currently experiencing market growth and above-average margins.

We anticipate that the acquisition of Jacob’s will allow us to achieve substantial, distribution and administration synergies from the integration of our operational platform with Jacob’s. In addition, we expect our increased mass and broader brand portfolio will enhance our relationships with our key customers.

Over the past few years, Jacob’s has rationalized its product offering by cutting back on low growth, lower margin product lines. We understand that further measures are currently being implemented in order to exit other non-core activities, while a new range of innovative products focused on leading brands are being developed. Although we believe that this has resulted in a short-term fall in sales growth, it is anticipated that this will facilitate margin growth and improve focus on key brands.

	Jacobs Pro Forma Sales and Business Profit (1)
	For the year ended December 31,			For 12 months to
	2001	2002	2003	June 30, 2004
	(£ million)
Sales(2)	162.3	160.3	150.5	148.1
% growth		(1.2)%	(6.1)%	(1.6)%
Business Profit	31.3	31.2	25.8	25.4
As a% of Sales	19.3%	19.5%	17.1%	17.1%

1)              Pro forma amounts represent our best estimate of Jacob’s results based on UB structure as compared to Danone.

2)              Sales are stated on a net, net basis and are not directly comparable with UB sales.